Exhibit 2.1

MEMORANDUM OF AGREEMENT made as of the 12th day of March, 2013

AMONG:

COEUR D’ALENE MINES CORPORATION, a corporation existing under the laws of the State of Idaho

(“Coeur”)

AND:

0961994 B.C. LTD., a company existing under the laws of the Province of British Columbia

(“Subco”)

AND:

ORKO SILVER CORP., a company existing under the laws of the Province of British Columbia

(“Orko”)

WHEREAS:

A.	The Parties entered into an arrangement agreement dated February 20, 2013 (the “Arrangement Agreement”) providing for the implementation of a plan of arrangement (the “Plan of Arrangement”) under which Coeur would acquire all of the outstanding common shares of Orko (the “Orko Shares”);

B.	The Plan of Arrangement contemplates the termination of all outstanding options to acquire Orko Shares (the “Orko Options”) which have not been exercised by the Effective Time (as defined in the Plan), but all outstanding Orko Options have now been exercised; and

C.	The Parties wish to amend the Plan to reflect the foregoing and to confirm their understanding with respect to certain other matters.

NOW THEREFORE THIS AGREEMENT WITNESS THAT in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each Party), the Parties hereby covenant and agree as follows:

1.	All capitalized terms used and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

2.	The Parties hereby acknowledge and confirm that for the purposes of the Arrangement Agreement, the plan of arrangement attached hereto as Schedule “A” (the “Revised Plan”) is and shall be the Plan of Arrangement and, subject to any further modification thereto made by the Parties in accordance with the Arrangement Agreement, the Revised Plan shall be presented to the Court in seeking the Interim Order and shall be included in the Orko Circular to be sent to the Orko Shareholders.

3.	Orko hereby acknowledges and confirms that as of the date hereof, there are no Orko Options outstanding. Orko hereby covenants and agrees that no additional Orko Options shall be issued by Orko before the earlier of the Effective Time and the termination of the Arrangement Agreement in accordance with its terms.

4.	Orko hereby acknowledges and confirms that the Coeur Warrants shall only be exercisable on a cashless basis in accordance with their terms and that the definition of “Coeur Warrant” in Section 1.1 of the Arrangement Agreement shall be deleted and replaced with the following:

“Coeur Warrant” means one whole warrant of Coeur having a term of four years from the Effective Date which is exercisable only on a cashless exercise basis to receive, for no additional consideration, that number of Coeur Shares determined by multiplying the number of Coeur Shares notionally underlying the Coeur Warrant (as adjusted in accordance with the terms of the warrant) by a fraction, the numerator of which is the market price of the Coeur Shares at the time of exercise less US$30.00 (as adjusted in accordance with the terms of the warrant) and the denominator of which is the market price of the Coeur Shares at the time of exercise, all in accordance with the terms of the warrant.

5.	The Parties hereby acknowledge and confirm that Section 5.1(h) of the Arrangement Agreement shall be deleted and replaced with the following:

(h) the issuance of the Coeur Shares, the Coeur Warrants and the Coeur Shares underlying the Coeur Warrants will be exempt from the registration requirements of the U.S. Securities Act and the issuance of the Coeur Shares, the Coeur Warrants and the Coeur Shares underlying the Coeur Warrants will be exempt from the prospectus requirements of applicable Securities Laws in each of the Provinces of Canada in which holders of Orko securities are resident; and such Coeur securities will not be subject to hold periods under the Securities Laws of Canada or the United States except as may be imposed by Rule 144 under the U.S. Securities Act with respect to affiliates of Coeur or except as disclosed in the Orko Circular or except by reason of the existence of any controlling interest in Coeur pursuant to the Securities Laws of any applicable jurisdiction.

6.	The Parties hereby acknowledge and agree that upon review of Coeur’s contractual obligations and after consulting with their respective financial and legal advisors, each of Coeur and Orko determined that it was not commercially reasonable to proceed with the Exchangeable Share structure contemplated by Section 2.12 of the Arrangement Agreement.

7.	The Parties hereby acknowledge and agree that notwithstanding that the Revised Plan provides for the acquisition of the Orko Shares by Subco, Coeur shall retain the right to acquire the Orko Shares directly and the Parties shall amend the Revised Plan accordingly should Coeur decide to proceed with such direct acquisition.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Memorandum of Agreement as of the 12th day of March, 2013.

COEUR D’ALENE MINES CORPORATION

By:	/s/ Mitchell J. Krebs
Name: Mitchell J. Krebs
Title: President, CEO and Director

0961994 B.C. LTD

By:	/s/ Mitchell J. Krebs
Name: Mitchell J. Krebs
Title: President and Director

ORKO SILVER CORP.

By:	/s/ Gary Cope
Name: Gary Cope
Title: President

Signature page to Memorandum of Agreement

SCHEDULE A

AMENDED AND RESTATED PLAN OF ARRANGEMENT UNDER THE PROVISIONS

OF DIVISION 5 OF PART 9

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1 Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Amalco” has the meaning ascribed to such term in Section 2.3(f) hereof;

(b)	“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(c)	“Arrangement Agreement” means the arrangement agreement dated February 20, 2013, as amended on March 13, 2013, among Coeur, Subco and Orko;

(d)	“Arrangement Resolution” means the special resolution approving the Arrangement, to be in substantially the form of Exhibit A to the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the Orko Shareholders at the Orko Meeting;

(e)	“Business Corporations Act” means the Business Corporations Act (British Columbia), as amended;

(f)	“Cash and Share Consideration” means, for each Orko Share, $0.70 in cash, 0.0815 Coeur Shares and 0.01118 Coeur Warrants;

(g)	“Cash Consideration” means, for each Orko Share, $2.60 in cash and 0.01118 Coeur Warrants;

(h)	“Coeur” means Coeur d’Alene Mines Corporation., a corporation existing under the laws of the State of Idaho;

(i)	“Coeur Shares” means the common shares, par value U.S.$0.01 per share, of Coeur;

(j)	“Coeur Warrant” means one whole warrant of Coeur having a term of four years from the Effective Date which is exercisable only on a cashless exercise basis to receive, for no additional consideration, that number of Coeur Shares determined by multiplying the number of Coeur Shares notionally underlying the Coeur Warrant (as adjusted in accordance with the terms of the warrant) by a fraction, the numerator of which is the market price of the Coeur Shares at the time of exercise less US$30.00 (as adjusted in accordance with the terms of the warrant) and the denominator of which is the market price of the Coeur Shares at the time of exercise, all in accordance with the terms of the warrant;

(k)	“Consideration” means the Cash Consideration, the Cash and Share Consideration and/or the Share Consideration, as applicable;

(l)	“Court” means the British Columbia Supreme Court;

(m)	“Depositary” means Computershare Trust Company of Canada, at such offices as will be set out in the Letter of Transmittal and Election Form;

(n)	“Dissent Procedures” has the meaning set out in Section 3.1;

(o)	“Dissent Rights” has the meaning set out in Section 3.1;

(p)	“Dissenting Shareholder” means a holder of Orko Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(q)	“Effective Date” means the date the Arrangement completes, as determined in accordance with Section 2.12 of the Arrangement Agreement;

(r)	“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

(s)	“Election Deadline” means 48 hours prior to the time of the Orko Meeting;

(t)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

(u)	“holder” means, when used with reference to any Orko Shares, the holder of such Orko Shares, as shown from time to time on the register of shareholders maintained by or on behalf of Orko in respect of the Orko Shares;

(v)	“ITA” means the Income Tax Act (Canada);

(w)	“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form for use by holders of Orko Shares in connection with the Plan of Arrangement;

(x)	“Meeting Date” means the date of the Orko Meeting;

(y)	“NYSE” means the New York Stock Exchange;

(z)	“Orko” means Orko Silver Corp., a company existing under the laws of the Province of British Columbia;

(aa)	“Orko Meeting” means the special meeting of Orko Shareholders including any adjournment or adjournments thereof, to be called to consider the Arrangement;

(bb)	“Orko Share” means a common share in the authorized share structure of Orko;

(cc)	“Orko Shareholder” means a holder of Orko Shares;

(dd)	“Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 5 hereto or the Arrangement Agreement or upon the direction of the Court in the Final Order;

(ee)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(ff)	“Share Consideration” means, for each Orko Share, 0.1118 Coeur Shares and 0.01118 Coeur Warrants;

(gg)	“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of December 4, 2007 between Orko and Computershare Investor Services Inc., as rights agent;

(hh)	“Subco” means 0961994 B.C. Ltd., a company existing under the laws of the Province of British Columbia;

(ii)	“Subco Share” means a common share in the authorized share structure of Subco;

(jj)	“TSX” means the Toronto Stock Exchange; and

(kk)	“TSX-V” means the TSX Venture Exchange.

1.2 Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a “Section” followed by a number and/or a letter refer to the specified section of this Plan of

Arrangement. Unless otherwise indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3 Currency. All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4 Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Construction. In this Plan of Arrangement unless otherwise indicated:

(a)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)	time is of the essence.

ARTICLE 2

ARRANGEMENT

2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2 Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)	Orko;

(b)	the Orko Shareholders;

(c)	Subco; and

(d)	Coeur.

2.3 Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	the Shareholder Rights Plan shall be cancelled and shall have no further force or effect and each of the rights thereunder shall be deemed to be cancelled for no consideration;

(b)	five minutes after the steps contemplated in Section 2.3(a), each Orko Share held by a Dissenting Shareholder in respect of which the Orko Shareholder has validly exercised his, her or its Dissent Rights shall be directly transferred and assigned by such Dissenting Shareholder to Subco (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with, and for the consideration set forth in, Section 3.1;

(c)	five minutes after the steps contemplated in Section 2.3(b), each Orko Share (other than any Orko Share held by any Dissenting Shareholder) shall be deemed to be transferred to Subco (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for:

(i)	the Cash Consideration;

(ii)	the Share Consideration; or

(iii)	the Cash and Share Consideration;

in each case in accordance with the election or deemed election of such Orko Shareholder pursuant to Section 2.4 or Article 3, in each case, subject to proration in accordance with Section 2.5;

(d)	with respect to each Orko Share transferred and assigned in accordance with Section 2.3(b) or Section 2.3(c):

(i)	the registered holder thereof shall cease to be the registered holder of such Orko Share and the name of such registered holder shall be removed from the register of Orko Shareholders as of the Effective Time;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Orko Share; and

(iii)	Subco will be the holder of all of the outstanding Orko Shares and the register of Orko Shareholders shall be revised accordingly;

(e)	five minutes after the step contemplated in Section 2.3(c), the stated capital in respect of the Orko Shares shall be reduced to an aggregate of $1.00 without any repayment of capital in respect thereof;

(f)	five minutes after the step contemplated in Section 2.3(e), Orko and Subco shall merge to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Section 269 of the Business Corporations Act, except that the legal existence of Orko shall not cease and Orko shall survive the merger as Amalco;

(g)	without limiting the generality of Section 2.3(f), the separate legal existence of Subco shall cease without Subco being liquidated or wound up and Orko and Subco shall continue as one company and the property of Subco shall become the property of Amalco;

(h)	from and after the Effective Date, at the time of the step contemplated in Section 2.3(f):

(i)	Amalco will own and hold the property of Orko and Subco and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Orko and Subco, whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;

(ii)	Amalco will continue to be liable for all of the liabilities and obligations of Orko and Subco;

(iii)	all rights, contracts, permits and interests of Orko and Subco will continue as rights, contracts, permits and interests of Amalco as if Orko and Subco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Orko or Subco under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal or administrative action or proceeding pending by or against either Orko or Subco may be continued by or against Amalco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Orko or Subco may be enforced by or against Amalco;

(vii)	Coeur as the holder of the Subco Shares shall receive on the amalgamation one common share in the authorised share structure of Amalco in exchange for each Subco Share previously held and all of the issued and outstanding Orko Shares will be cancelled without repayment of capital in respect thereof;

(viii)	the name of Amalco shall be “Orko Silver Corp.”;

(ix)	Amalco shall be authorised to issue an unlimited number of common shares without par value;

(x)	the articles and notice of articles of Amalco shall be substantially in the form of the articles and notice of articles of Subco;

(xi)	the first annual general meeting of Amalco or resolutions in lieu thereof shall be held within 18 months from the Effective Date;

(xii)	the first directors of Amalco following the amalgamation shall be Mitchell Krebs and Michael Harrison; and

(xiii)	the stated capital of the common shares of Amalco will be an amount equal to the paid-up capital, as that term is defined in the ITA, attributable to the Subco Shares immediately prior to the amalgamation; and

(i)	the exchanges and cancellations provided for in this Section 2.3 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

2.4 Consideration Elections. With respect to the transfer of Orko Shares pursuant to Section 2.3(c):

(a)	each Orko Shareholder may elect to receive, in respect of each Orko Share transferred, the Cash Consideration (the “Cash Alternative”), the Share Consideration (the “Share Alternative”) or the Cash and Share Consideration (the “Cash and Share Alternative”), subject to pro-ration as provided in Section 2.5;

(b)	the election provided for in Section 2.4(a) shall be made by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Orko Shareholder’s election, together with certificates representing such holder’s Orko Shares; and

(c)	any Orko Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 2.4(c) and the Letter of Transmittal and Election Form, shall be deemed to have elected the Cash and Share Alternative.

2.5 Proration. With respect to the transfer of Orko Shares pursuant to Section 2.3(c):

(a)	the maximum aggregate amount of cash payable under the Cash Alternative and Cash and Share Alternative to Orko Shareholders pursuant to Section 2.3(c) shall not exceed $100,000,000 (the “Maximum Aggregate Cash Consideration”);

(b)	the maximum aggregate number of Coeur Shares issuable under the Share Alternative and the Cash and Share Alternative to Orko Shareholders pursuant to Section 2.3(c) shall not exceed 11,584,187 (the “Maximum Aggregate Share Consideration”);

(c)	the Maximum Aggregate Cash Consideration and the Maximum Aggregate Share Consideration will be first used to satisfy the consideration payable to Orko Shareholders who elected or are deemed to have elected the Cash and Share Alternative (the “Cash and Share Electing Shareholders”), and the remaining amount of the Maximum Aggregate Cash Consideration (the “Remaining Cash Consideration”) and the remaining amount of the Maximum Aggregate Share Consideration (the “Remaining Share Consideration”) will then be available to satisfy the consideration payable to Orko Shareholders who have elected the Cash Alternative (the “Cash Electing Shareholders”) and Orko Shareholders who have elected the Share Alternative (the “Share Electing Shareholders”), respectively;

(d)	if the aggregate cash consideration that would otherwise be payable to Cash Electing Shareholders in respect of their Orko Shares (the “Elected Cash Amount”) exceeds the Remaining Cash Consideration, the amount of cash consideration payable to the Cash Electing Shareholders shall be allocated pro rata (on a per share basis) among such Cash Electing Shareholders in an amount equal to the Elected Cash Amount multiplied by a fraction, the numerator of which shall be the Maximum Aggregate Cash Consideration, less the amount of cash payable to Cash and Share Electing Shareholders, and the denominator of which shall be the Elected Cash Amount, and each such Cash Electing Shareholder shall receive Coeur Shares as consideration for the balance which exceeds the amount of cash so allocated to the Cash Electing Shareholder (calculated by valuing each Coeur Share at $23.27); and

(e)	if the aggregate number of Coeur Shares that would otherwise be issuable to Share Electing Shareholders in respect of their Orko Shares (the “Elected Share Amount”) exceeds the Remaining Share Consideration, the number of Coeur Shares issuable to the Share Electing Shareholders shall be allocated pro rata (on a per share basis) among such Share Electing Shareholders in an amount equal to the Elected Share Amount multiplied by a fraction, the numerator of which shall be the Maximum Aggregate Share Consideration, less the number of Coeur Shares issuable to Cash and Share Electing Shareholders, and the denominator of which shall be the Elected Share Amount, rounded down to the nearest whole number, and each such Share Electing Shareholder shall receive cash as consideration for the balance which exceeds the number of Coeur Shares allocated to the Share Electing Shareholder (calculated by valuing each Coeur Share at $23.27).

2.6 Delivery of Consideration.

(a)	Following receipt of the Final Order and prior to the Effective Date, Subco shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates representing the Coeur Shares the Coeur Warrants required to be issued to the Orko Shareholders in accordance with Section 2.3 hereof, which certificates shall be held by the Depositary as agent and nominee for such former Orko Shareholders for distribution to such former Orko Shareholders in accordance with the provisions of Article 4 hereof.

(b)	Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal and Election Form by a registered former Orko Shareholder together with certificates, if any, which, immediately prior to the Effective Date, represented Orko Shares and such other documents as the Depositary may require, former Orko Shareholders shall be entitled to receive delivery of certificates representing the Coeur Shares and the Coeur Warrants and cheques or wire transfers representing the cash to which they are entitled pursuant to Section 2.3(c).

2.7 Entitlement to Cash Consideration. In any case where the aggregate cash consideration payable to a particular Orko Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

2.8 No Fractional Coeur Shares or Warrants. In no event shall any holder of Orko Shares be entitled to a fractional Coeur Share or Coeur Warrant. Where the aggregate number of Coeur Shares or Coeur Warrants to be issued to a former Orko Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Coeur Share or Coeur Warrant being issuable, the number of Coeur Shares or Coeur Warrants to be received by such Orko Shareholder shall be rounded down to the nearest whole Coeur Share or Coeur Warrant, as the case may be.

2.9 Adjustments to the Cash Consideration, Share Consideration and Cash and Share Consideration. The Cash Consideration, Share Consideration and Cash and Share Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Coeur Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Coeur Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 3

RIGHTS OF DISSENT

3.1 Rights of Dissent.

(a)	Registered holders of Orko Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in

Section 237 to 247 of the Business Corporations Act and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding subsection 242(a) of the Business Corporations Act, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the Business Corporations Act must be received by Orko not later than 5:00 p.m. (Vancouver time) on the business day that is two business days before the Meeting Date or any date to which the Orko Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(i)	are ultimately entitled to be paid fair value for their Orko Shares shall be deemed to have transferred such Orko Shares to Subco as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by Subco of the fair value thereof, in cash; or

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their Orko Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Orko Shares and shall receive Consideration on the basis determined in accordance with Section 2.3(c);

but in no case shall Subco, Orko or any other Person be required to recognize such Persons as holders of Orko Shares after the Effective Time, and the names of such Persons shall be deleted from the registers of holders of Orko Shares at the Effective Time.

(b)	In addition to any other restrictions set forth in the Business Corporations Act, Orko Shareholders who vote in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

ARTICLE 4

EXCHANGE OF CERTIFICATES AND DELIVERY OF CASH

4.1	Delivery of Coeur Shares, Coeur Warrants and Cash.

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Orko Shares that were exchanged for the Consideration in accordance with Section 2.3(c) hereof together with such other documents and instruments as would have been required to effect the transfer of the Orko Shares formerly represented by such certificate under the Business Corporations Act and the articles of Orko and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificates representing the Coeur Shares and the Coeur Warrants and a cheque or wire transfer representing the cash that such holder is entitled to receive in accordance with Section 2.3(c) hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section (a) hereof, each certificate that immediately prior to the Effective Time represented one or more Orko Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 2.3(c) hereof.

4.2 Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Coeur Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Orko Shares that were exchanged pursuant to Section 2.3 unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Orko Shares, without interest, (A) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Coeur Share and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Coeur Share.

4.3 Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Orko Shares that were exchanged pursuant to Section 2.3(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Coeur Shares (and any dividends or distributions with respect thereto) and one or more certificates representing Coeur Warrants deliverable in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Coeur Shares and Coeur Warrants are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Coeur and its transfer agent in such sum as Coeur may direct or otherwise indemnify Coeur in a manner satisfactory to Coeur against any claim that may be made against Coeur with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 Extinction of Rights. Any certificate which immediately prior to the Effective Time represented outstanding Orko Shares that were exchanged pursuant to Section 2.3(c) and not deposited, with all other instruments required by Section 4.1 on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Coeur. On such date, the Coeur Shares and the Coeur Warrants to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Coeur together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of Coeur, Orko or the Depositary shall be liable to any person in respect of any Coeur Shares (or dividends, distributions and interest in respect thereof) or Coeur Warrants delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5 Withholding and Sale Rights. Each of Subco, Coeur and the Depositary shall be entitled to deduct and withhold from (A) any Coeur Shares or Coeur Warrants or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of Orko Shares, or (B) any dividend or consideration otherwise payable to any holder of Orko Shares, Coeur Shares or Coeur Warrants such amounts as Subco, Coeur or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that the amount so required to be deducted or withheld from the Coeur Shares, Coeur Warrants, dividends or consideration otherwise issuable or payable to a holder exceeds the cash portion of the consideration otherwise payable to such holder, each of Subco, Coeur and the Depositary is hereby authorized to sell or otherwise dispose of, at such times and at such prices as it determines, in its sole discretion, such portion of the Coeur Shares, Coeur Warrants otherwise issuable or payable to such holder as is necessary to provide sufficient funds to Subco, Coeur or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the Coeur Shares, Coeur Warrants or other consideration so sold or disposed of. To the extent that amounts are so withheld or Coeur Shares, Coeur Warrants or other consideration are so sold or disposed of, such withheld amounts, or shares or warrants or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. None of Subco, Coeur or the Depositary shall be obligated to seek or obtain a minimum price for any of the Coeur Shares, Coeur Warrants or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

4.6 Paramountcy. From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all Orko Shares issued prior to the Effective Time; and

(b)	the rights and obligations of the Orko Shareholders shall be solely as provided in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Coeur and Orko reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be: (A) set out in writing, (B) agreed to in writing by Coeur and Orko, (C) filed with the Court and, if made following the Orko Meeting, approved by the Court, and (D) communicated to holders of Orko Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Orko at any time prior to the Orko Meeting (provided that Coeur shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Orko Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Orko Meeting shall be effective only if (A) it is consented to in writing by each of Orko and Coeur, and (B) if required by the Court, it is consented to by holders of the Orko Shares voting in the manner directed by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Coeur, provided that it concerns a matter which, in the reasonable opinion of Coeur, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Orko Shares.

ARTICLE 6

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.